The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

March 28 2019

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 409 to the Trust’s Registration Statement on Form N-1A, filed on February 1, 2019

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on March 19, 2019 (the “Comments”), relating to Post-Effective Amendment No. 409 to the Trust’s Registration Statement on Form N-1A filed on February 1, 2019 regarding the Balter Invenomic Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

Comment #2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s Comment.

Prospectus

Summary Section – Principal Risks

Comment #3

Please consider moving the most significant risks to the beginning of the principal risks section.

Response #3

The Registrant has made the requested change.

Comment #4

Please clarify why ETF Risk is identified as a principal risk for the Fund since ETFs are not described in the Principal Investment Strategies section.

Response #4

The Registrant notes to the Staff that the second sentence of the third paragraph of the Principal Investment Strategies section states, “Equity securities in which the Fund may invest may include exchange-traded and over-the-counter common and preferred stocks, warrants, rights, convertible securities, depositary receipts, limited partnership interests, shares of other investment companies, including exchange-traded funds, and real estate investment trusts (“REITs”).”

Statutory Section – Principal Risks of Investing in the Fund

Comment #5

The Staff notes that the Item 9 disclosure often repeats the Item 4 disclosure so please consider revising to remove any duplicative disclosure.

Response #5

The Registrant has made the requested change.

Comment #6

If the Fund has significant investments in ETFs, please expand the disclosure to identify certain other operational risks posed by ETFs.

For example, such as the absence of an active market for ETFs and disclosing that when spreads widen or premiums and discounts become larger than usual particularly in times of market stress, that investors may pay significantly more or receive significantly less than the underlying value of the ETF’s shares when they buy or sell in the secondary market.

For international ETFs please disclose that there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day.

Response #6

The Fund does not have significant investments in ETFs and does not plan to make significant investments in ETFs in the future. Accordingly, the Registrant believes the current disclosure to be sufficient.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell

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